UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAPLEASE, INC.
(Name of Subject Company (Issuer))

CAPLEASE, INC.
(Name of Filing Person)

7.50% Convertible Senior Notes Due 2027
(Title of Class of Securities)

140288 AA 9
(CUSIP Number of Class of Securities)

Paul Hughes
Vice President, General Counsel and Secretary
1065 Avenue of the Americas
New York, New York 10018
(212) 217-6300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Dee Ann Dorsey, Esq.
Hunton & Williams LLP
200 Park Avenue
New York, New York 10166
(212) 309-1174

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,944,000.00	$3,561.01
*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934.  Based upon the maximum amount of cash that might be paid for the 7.50% Convertible Senior Notes Due 2027 (the “Notes”) assuming that $49,944,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,000 per $1,000 principal amount.

**	Previously paid. The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2010 (as amended and supplemented, the “Schedule TO”) by CapLease, Inc. (“CapLease” or the “Company”), a Maryland corporation. This Schedule TO relates to the offer by CapLease to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated April 13, 2010 (the “Offer to Purchase”), and Letter of Transmittal, dated April 13, 2010 (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), any and all of CapLease’s outstanding 7.50% Convertible Senior Notes Due 2027 (the “Notes”).

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment to the Schedule TO together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Amendments to Items 1, 4, 6 and 7 of Schedule TO and to the Offer to Purchase.

Items 1, 4, 6 and 7 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, and the Offer to Purchase are hereby amended and supplemented as follows:

•
The Expiration Date of the Offer has been extended to 12:00 midnight, New York City time on May 10, 2010.  Therefore, all references in the Offer to Purchase to an Expiration Date of 5:00 p.m. New York City time on May 10, 2010, are hereby amended to be references to an Expiration Date of 12:00 midnight, New York City time on May 10, 2010.  The Company intends to issue a press release advising Holders of the Notes.

•
The third sentence in the first paragraph under the section heading “Important Information” is hereby amended by replacing the phrase “those jurisdictions” with “those U.S. states,” and the phrase “such jurisdiction” with “such U.S. state.”

•
The seventh sentence in the first paragraph under the section heading “Cautionary Statement Regarding Forward-Looking Statements” is hereby deleted.  Further, the term “factors” in the following sentence in that paragraph is hereby replaced with the term “forward-looking statement.”

•	A new fourth paragraph under the section heading “Cautionary Statement Regarding Forward-Looking Statements” is hereby added and shall read as follows:

Notwithstanding any statement made in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated herein by reference, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with this tender offer.

•	The third question and answer under the section heading “Summary of the Offer” is hereby amended and restated to read as follows:

Why is CapLease making the Offer?

We are making the offer to reduce our debt obligations.  We will deliver the Notes that we repurchase in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.

•	A new fourteenth question and answer under the section heading “Summary of the Offer” is hereby inserted and shall read as follows:

What is the accounting treatment of the repurchase of the Notes?

The repurchase of the Notes will result primarily in a lowering of our debt obligations by the carry value of Notes repurchased (principal amount less unamortized debt discount), a decrease in our equity for the write-off of the remaining unamortized debt discount, and a decrease in our cash on hand by the aggregate amount of cash utilized to (i) repurchase the Notes, (ii) pay accrued interest on the Notes validly tendered, and (iii) pay approximately $30,000 in legal and administrative costs related to the Offer.  At the offered repurchase price of $1,000 for each $1,000 principal amount of Notes, the Company expects to record a loss on extinguishment of debt of approximately $14.60 for each $1,000 principal amount of Notes tendered, due to the write-off of original debt issuance costs.

•	The section of the Offer to Purchase referenced “Purpose of the Offer” is hereby amended and restated to read as follows:

We are making the Offer in order to reduce our debt obligations.  The repurchase of the Notes will result primarily in a lowering of our debt obligations by the carry value of Notes repurchased (principal amount less unamortized debt discount), a decrease in our equity for the write-off of the remaining unamortized debt discount, and a decrease in our cash on hand by the aggregate amount of cash utilized to (i) repurchase the Notes, (ii) pay accrued interest on the Notes validly tendered, and (iii) pay approximately $30,000 in legal and administrative costs related to the Offer.

We will deliver the Notes that we purchase in the Offer to the Trustee for cancellation, and those Notes will cease to be outstanding.  Any Notes that remain outstanding after the Offer will continue to be our obligations.  Holders of those outstanding Notes will continue to have all the rights associated with those Notes.  We are not seeking the approval of the Holders for any amendment to the Notes or the Indenture.

•	Subparagraphs “(v)” and “(vi)” and the final paragraph of the subsection “Condition of the Offer” under the section heading “Terms of the Offer” are hereby amended and restated as follows:

2

(v) there has been (a) any general suspension of, shortening of hours for or limitation on prices for trading in securities in the United States securities or financial markets for a period in excess of 24 hours, (b) a material impairment in the trading market for debt securities, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether of not mandatory), (d) a commencement of a war, armed hostilities, act of terrorism or other national or international crisis, (e) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of significantly adversely affecting, the extension of credit by banks or other lending institutions in the United States, (f) any material adverse change in the United States currency exchange rates or a suspension of, or limitations on, the markets therefor (whether or not mandatory) or (g) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof and, in the case of any of items (a) through (g) of this sub-paragraph (v), such events or conditions impair the contemplated benefits of the Offer to CapLease of reducing debt without compromising the Company’s liquidity position; or

(vi) there has been or is likely to occur any change or development, including without limitation, a change or development involving a prospective change, in or affecting the business or financial affairs of CapLease and its subsidiaries which, in our reasonable judgment, could or might prohibit, restrict or delay consummation of the Offer or impair the contemplated benefits of the Offer to CapLease of reducing debt without compromising the Company’s liquidity position.

IMPORTANT: The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion.  All conditions to the Offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the Offer, must be satisfied or waived by us at or before expiration of the Offer.  Any determination by us concerning the events described above will be final and binding upon all parties.

•	All references to the term “jurisdiction” in the second paragraph under the section heading “Miscellaneous” are hereby replaced with the term “U.S. state.”

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Item 12.	Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated April 13, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)	Press Release Announcing the Tender Offer, dated April 13, 2010 (incorporated by reference to exhibit 99 to our Current Report on Form 8-K, filed April 13, 2010).
(d)(1)
Indenture among the Company, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007 (incorporated by reference to exhibit 4 to the Company’s Form 8-K filed on October 9, 2007).

(d)(2)	Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective March 10, 2009) (incorporated by reference to annex A to the Company’s Definitive Proxy Statement filed on April 17, 2009).
(d)(3)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(4)	Form of Executive Officer Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(5)
First Amended and Restated Limited Partnership Agreement of Caplease, LP, dated June 13, 2006 (incorporated by reference to exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed on January 14, 2008 (File No. 333-148649).

(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CapLease, Inc.

By:	/s/ Paul C. Hughes
Name:	Paul C. Hughes
Its:	Vice President, General Counsel and Secretary

Dated:  May 10, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated April 13, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)	Press Release Announcing the Tender Offer, dated April 13, 2010 (incorporated by reference to exhibit 99 to our Current Report on Form 8-K, filed April 13, 2010).
(d)(1)
Indenture among the Company, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007 (incorporated by reference to exhibit 4 to the Company’s Form 8-K filed on October 9, 2007).

(d)(2)	Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective March 10, 2009) (incorporated by reference to annex A to the Company’s Definitive Proxy Statement filed on April 17, 2009).
(d)(3)	Form of Non-Employee Director Restricted Stock Award Agreement (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(4)	Form of Executive Officer Restricted Stock Agreement (incorporated by reference to exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 16, 2009).
(d)(5)
First Amended and Restated Limited Partnership Agreement of Caplease, LP, dated June 13, 2006 (incorporated by reference to exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed on January 14, 2008 (File No. 333-148649).

(g)	Not Applicable.
(h)	Not Applicable.

* Previously filed.